X-Cal Resources Ltd.
PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740

RECEIVED
2006 NOV 27 P 1:39
OFFICE OF INTERNATIONAL CORPORATE FINANCE

DELIVERED BY MAIL

November 15, 2006

06018732

SUPPL

Office of International Corporate Finance
U.S. Securities & Exchange Commission
450 - 5th Street NW
Mail Stop 3-9
Washington, DC 20549 USA

To Whom It May Concern:

Re: XCL - EXEMPTION # 82-1655

Please find enclosed the following documents for X-Cal Resources Ltd:

- News Release dated November 15, 2006
- Material Change Report dated November 15, 2006

Sincerely,

X-CAL RESOURCES LTD.

PROCESSED
DEC 01 2006
THOMSON FINANCIAL

Sharon MacLellan

sml/
encl

X-Cal Resources Ltd.

RECEIVED

TSX/XCL **News Release** P 1:39 **November 15, 2006**

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

SIGNIFICANT GROWTH UNDERWAY AT X-CAL

Significant growth is underway at X-Cal.

The transition that followed X-Cal's purchase of 100% ownership of the Sleeper Gold Project is completed.

A centrally located office, in proximity to our properties, has been opened in Winnemucca, Nevada, replacing the Reno office.

Kinross Gold Corporation currently holds approximately 10% of X-Cal (see Press Release dated September 7, 2006). The recent investment by Kinross in X-Cal is an encouraging validation of our Nevada work.

X-Cal's geologic team members have made individual contributions to the discovery and growth of: the Ken Snyder Midas Mine, Barrick's Betze Gold Deposit, the Florida Canyon Gold Mine, Getchell and a variety of Nevada exploration projects (see team picture at www.x-cal.com in photo section).

Investors are encouraged to research the track records of the professionals associated with X-Cal and its Nevada Gold Projects.

X-Cal has a portfolio of Nevada Gold Properties: the 30 square mile Sleeper Gold Property, two Cortez Area properties which are both located over "lower plate windows" and the recently announced West Rochester claims in the Spring Valley Area, which is an early stage project conceived by Dr. Ken Snyder.

The Sleeper Gold Project is the primary focus of the company.

The total investment to assemble, maintain, document and purchase 100% of the Sleeper Gold Project is more than $45 million to date, consisting of a combination of cash and shares.

Exploration at Sleeper is progressing well. Data is flowing to exploration team members.

A thick sequence of "altered mine series host rock" has been located under the pediment, south of the Sleeper Mine Site.

Early encouragement was reported from Range Front drill holes RF 06-01 and RF 06-02 in a press release dated October 11, 2006. Two step-out holes have extended the zone seen in RF-06-01 towards the facilities area, east of the mine site. Results from these step-outs will be reported when they are received and integrated with the Sleeper Database.

The potential of exploration at Sleeper is described in a paper by Richard Sillitoe, PhD. Each priority target in the paper has an area equal to, or larger than the area of the Sleeper Mine (see: Jan. 26/06 at www.x-cal.com for Sillitoe Paper).

An additional objective is to bring the gold mineralization, previously described by MRDI as being located "above ground" at Sleeper in the heaps and tails and "in ground" at Sleeper in the "West Wood" and "Facilities" areas into a publishable category.

The recommended exploration program for Sleeper is $US 15 million.

A NI 43-101 Technical Report on the Sleeper Gold Project by Thomason, Kornze and Rowe can be found on SEDAR or at www.x-cal.com, in the Current Reports section.

REESE RIVER/HORSE MOUNTAIN WINDOW
CORTEZ AREA, LANDER COUNTY, NEVADA

A drill test of the Horse Mountain Lower Plate Window is underway (see November 14, 2006 News Release).

A NI-43-101 Technical Report on the Reese River/Horse Mountain Window Property will be filed this week.

MILL CREEK/GOAT WINDOW
CORTEZ AREA, LANDER COUNTY, NEVADA

The Plan of Operations Permit to facilitate continued exploration of the Mill Creek Project is in final approval.

Mill Creek is one of two "lower plate" properties in the Cortez Area held 100% by X-Cal. The company has expended approximately $1.7 million establishing the Mill Creek project.

An historic 10ft intercept grading 0.52 opt Au in the upper plate is an indication of gold at Mill Creek.

X-Cal looks forward to resuming drill testing of the Goat Window at Mill Creek, which will be funded either directly by X-Cal or through a Joint Venture.

A NI-43-101 type of Technical Report that details the Mill Creek Gold Project can be found in the Current Reports section of www.x-cal.com.

WEST ROCHESTER/SPRING VALLEY AREA
PERSHING COUNTY, NEVADA

X-Cal's West Rochester Claims are being documented in a pending NI-43-101 report, which will be filed to SEDAR and posted to www.x-cal.com.

SUMMARY

Gaining 100% of Sleeper was a significant step forward for X-Cal. The geologic team has the capacity to advance X-Cal's portfolio of properties efficiently. The Sleeper Mine Site and the new Winnemucca, Nevada Office are well-equipped, central bases for the exploration team.

The contents of this release have been reviewed by Robert Thomason, M.Sc., US Projects Manager for X-Cal, who is a "Qualified Person" as defined by NI-43-101.

Shawn Kennedy
President

Caution Concerning Forward-Looking Statements

This release and related documents may contain certain "forward-looking statements" including, but not limited to, statements relating to interpretation of drilling results and potential mineralization, future exploration work at the Sleeper Gold Project, the Mill Creek Gold Project and the Reese River Project and the expected results of this work. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Sleeper Gold Project, the Mill Creek Gold Project and the Reese River Project; uncertainties involved in the interpretation of drilling results and other tests; the possibility that required permits may not be obtained in a timely manner or at all; risk of accidents, equipment breakdowns or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from the exploration operations at the Sleeper Gold Project, the Mill Creek Gold Project and the Reese River Project.

Forward-looking statements contained in this release and related documents are based on the beliefs, estimates and opinions of management on the date the statements are made. There can be no assurance that such statements will prove accurate. Actual results may differ materially from those anticipated or projected. X-Cal Resources Ltd. and X-Cal USA, Inc. undertake no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Visit our Website: www.x-cal.com
E-Mail: invrel@x-cal.com

For further information contact: ***Shawn Kennedy, President***
Tel: (604) 662-8245   *Fax: (604) 688-7740*
Note: *X-Cal Resources Ltd. can be referenced through the Standard & Poor's Directory.*

FORM 53-901.F
(previously Form 27)

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE *SECURITIES ACT* (BRITISH COLUMBIA) AND SECTION 146(1) OF THE *SECURITIES ACT* (ALBERTA) AND UNDER SECTION 75(2) OF THE *SECURITIES ACT* (ONTARIO)

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

IF THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL – SECTION 85" AND FILE IN AN ENVELOPE MARKED "CONFIDENTIAL – ATTENTION: SUPERVISOR, FINANCIAL REPORTING".

1. **Reporting Issuer**

   X-Cal Resources Ltd.
   P.O. Box 48479 Bentall Centre
   Vancouver, British Columbia V7X 1A0
   Telephone: 604-662-8245

2. **Date of Material Change**

   November 15, 2006

3. **Press Release**

   A Press release was disseminated on Wednesday, November 15, 2006.

4. **Summary of Material Change**

   Significant growth is underway at X-Cal. The transition that followed X-Cal's purchase of 100% ownership of the Sleeper Gold Project is completed. X-Cal has a portfolio of Nevada Gold Properties: the 30 Sleeper Gold Property, two Cortez Area properties which are both located over "lower plate windows" and West Rochester claims in the Spring Valley Area, an early stage project. The Sleeper Project is the primary focus of X-Cal. Exploration at Sleeper is progressing well. Data is flowing to team members.
   A drill test of the Reese River/Horse Mountain Lower Plate Window is underway. A NI-43-101 Technical Report on the Reese River Project will be filed this week.
   The Plan of Operations Permit to facilitate continued exploration of the Mill Creek Project is in final approval. The company has expended approximately $1.7 million establishing the Mill Creek project. X-Cal's West Rochester Claims are being documented in a pending NI-43-101 report, which will be filed to SEDAR and posted to www.x-cal.com.

5. **Full Description of Material Change**

See Schedule "A" Below

6. Reliance on Section 85(2) of the Securities Act (British Columbia)

N/A

7. Omitted Information

No information has been intentionally omitted from this form.

8. Senior Officers

The following senior officer of the Issuer may be contacted about the material change:

Shawn Kennedy
Telephone: 604-662-8245

9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, on November 15, 2006.

X-CAL RESOURCES LTD.

"Shawn Kennedy"

By: ______________________________
Shawn Kennedy, President

SCHEDULE "A"

X-Cal Resources Ltd.

TSX/XCL November 15, 2006

News Release

SIGNIFICANT GROWTH UNDERWAY AT X-CAL

Significant growth is underway at X-Cal.

The transition that followed X-Cal's purchase of 100% ownership of the Sleeper Gold Project is completed.

A centrally located office, in proximity to our properties, has been opened in Winnemucca, Nevada, replacing the Reno office.

Kinross Gold Corporation currently holds approximately 10% of X-Cal (see Press Release dated September 7, 2006). The recent investment by Kinross in X-Cal is an encouraging validation of our Nevada work.

X-Cal's geologic team members have made individual contributions to the discovery and growth of: the Ken Snyder Midas Mine, Barrick's Betze Gold Deposit, the Florida Canyon Gold Mine, Getchell and a variety of Nevada exploration projects (see team picture at www.x-cal.com in photo section).

Investors are encouraged to research the track records of the professionals associated with X-Cal and its Nevada Gold Projects.

X-Cal has a portfolio of Nevada Gold Properties: the 30 square mile Sleeper Gold Property, two Cortez Area properties which are both located over "lower plate windows" and the recently announced West Rochester claims in the Spring Valley Area, which is an early stage project conceived by Dr. Ken Snyder.

The Sleeper Gold Project is the primary focus of the company.

SLEEPER GOLD PROJECT
HUMBOLDT COUNTY, NEVADA

The total investment to assemble, maintain, document and purchase 100% of the Sleeper Gold Project is more than $45 million to date, consisting of a combination of cash and shares.

Exploration at Sleeper is progressing well. Data is flowing to exploration team members.

A thick sequence of "altered mine series host rock" has been located under the pediment, south of the Sleeper Mine Site.

Early encouragement was reported from Range Front drill holes RF 06-01 and RF 06-02 in a press release dated October 11, 2006. Two step-out holes have extended the zone seen in RF-06-01 towards the facilities area, east of the mine site. Results from these step-outs will be reported when they are received and integrated with the Sleeper Database.

The potential of exploration at Sleeper is described in a paper by Richard Sillitoe, PhD. Each priority target in the paper has an area equal to, or larger than the area of the Sleeper Mine (see: Jan. 26/06 at www.x-cal.com for Sillitoe Paper).

An additional objective is to bring the gold mineralization, previously described by MRDI as being located "above ground" at Sleeper in the heaps and tails and "in ground" at Sleeper in the "West Wood" and "Facilities" areas into a publishable category.

The recommended exploration program for Sleeper is $US 15 million.

A NI 43-101 Technical Report on the Sleeper Gold Project by Thomason, Kornze and Rowe can be found on SEDAR or at www.x-cal.com, in the Current Reports section.

REESE RIVER/HORSE MOUNTAIN WINDOW
CORTEZ AREA, LANDER COUNTY, NEVADA

A drill test of the Horse Mountain Lower Plate Window is underway (see November 14, 2006 News Release).

A NI-43-101 Technical Report on the Reese River/Horse Mountain Window Property will be filed this week.

MILL CREEK/GOAT WINDOW
CORTEZ AREA, LANDER COUNTY, NEVADA

The Plan of Operations Permit to facilitate continued exploration of the Mill Creek Project is in final approval.

Mill Creek is one of two "lower plate" properties in the Cortez Area held 100% by X-Cal. The company has expended approximately $1.7 million establishing the Mill Creek project.

An historic 10ft intercept grading 0.52 opt Au in the upper plate is an indication of gold at Mill Creek.

X-Cal looks forward to resuming drill testing of the Goat Window at Mill Creek, which will be funded either directly by X-Cal or through a Joint Venture.

A NI-43-101 type of Technical Report that details the Mill Creek Gold Project can be found in the Current Reports section of www.x-cal.com.

WEST ROCHESTER/SPRING VALLEY AREA
PERSHING COUNTY, NEVADA

X-Cal's West Rochester Claims are being documented in a pending NI-43-101 report, which will be filed to SEDAR and posted to www.x-cal.com.

SUMMARY

Gaining 100% of Sleeper was a significant step forward for X-Cal. The geologic team has the capacity to advance X-Cal's portfolio of properties efficiently. The Sleeper Mine Site and the new Winnemucca, Nevada Office are well-equipped, central bases for the exploration team.

The contents of this release have been reviewed by Robert Thomason, M.Sc., US Projects Manager for X-Cal, who is a "Qualified Person" as defined by NI-43-101.

Shawn Kennedy
President

Caution Concerning Forward-Looking Statements

This release and related documents may contain certain "forward-looking statements" including, but not limited to, statements relating to interpretation of drilling results and potential mineralization, future exploration work at the Sleeper Gold Project, the Mill Creek Gold Project and the Reese River Project and the expected results of this work. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or

results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Sleeper Gold Project, the Mill Creek Gold Project and the Reese River Project; uncertainties involved in the interpretation of drilling results and other tests; the possibility that required permits may not be obtained in a timely manner or at all; risk of accidents, equipment breakdowns or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from the exploration operations at the Sleeper Gold Project, the Mill Creek Gold Project and the Reese River Project.

Forward-looking statements contained in this release and related documents are based on the beliefs, estimates and opinions of management on the date the statements are made. There can be no assurance that such statements will prove accurate. Actual results may differ materially from those anticipated or projected. X-Cal Resources Ltd. and X-Cal USA, Inc. undertake no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Visit our Website: www.x-cal.com
E-Mail: invrel@x-cal.com

For further information contact: ***Shawn Kennedy, President***

Tel: (604) 662-8245   *Fax: (604) 688-7740*

Note: *X-Cal Resources Ltd. can be referenced through the Standard & Poor's Directory.*